# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G203
Title of class of securities: Common Shares, par value $0.00001 per share
Address of issuer's principal executive offices: MATAM Advanced Technology Park, Building No. 5, Haifa, Israel (L3), 3508409
Date of event which requires filing of this statement: 04/27/2023
Filed by CIK 0001770681
Persons authorized to receive notices and communications: Chen Franco-Yehuda, 17 Gogen Street, Kiryat Ata, Israel (L3), 2826617, 972535225922

## Reporting persons
- Chen Franco-Yehuda (CIK 0001770681): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 40,064; shared voting power 0; sole dispositive power 40,064; shared dispositive power 0; aggregate amount beneficially owned 40,064 (0.51% of the class)
  Comment: (1) Based on a total of 7,875,555 common shares, par value $0.00001 per share (the "Common Shares") of Pluri Inc. (the "Issuer") outstanding as of June 4, 2025, as reported by the Issuer to Ms. Franco-Yehuda (the "Reporting Person").

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.00001 per share
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM Advanced Technology Park, Building No. 5, Haifa, Israel (L3), 3508409

## Item 2. Identity and Background
Name of person filing: Chen Franco-Yehuda
Residence or business address: The Reporting Person's address is 17 Gogen Street Kiryat Ata, Israel 2826617.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the Chief Financial Officer of DarioHealth Corp. The business address of DarioHealth Corp. is 322 W 57th St. #33B New York, NY, 10019. The principal business of the DarioHealth Corp. is a digital healthcare therapeutics company.
Criminal convictions in the last five years: The Reporting Person has not, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source and Amount of Funds or Other Consideration" is being amended and restated by this Amendment No. 1 as follows:

The Common Shares to which this statement relates are (i) held directly by the Reporting Person and (ii) issuable upon the exercise of options and the vesting of RSUs previously granted to the Reporting Person. These securities were acquired for investment purposes and as compensation for the Reporting Person's prior service as an executive officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction" is being amended and restated by this Amendment No. 1 as follows:

All of the Issuer's securities directly owned by the Reporting Person was acquired for investment purposes and in consideration for the Reporting Person's services as a former executive officer of the Issuer.

In pursuing these purposes, the Reporting Person may further purchase, hold, trade, dispose or otherwise deal in securities of the Issuer. Except as set forth in the previous paragraph, the Reporting Person has no current plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of the Issuer, or the disposition by any person of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions with may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated herein. The Reporting Person may, at any time and from time to time, review or reconsider her position and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 40,064 Common Shares, representing approximately 0.51% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is deemed to hold sole voting and dispositive power over 40,064 Common Shares of the Issuer.
Transactions in the class effected during the past sixty days:
Set forth below is a description of all transactions in the Issuer's securities effected by the Reporting Person during the past 60 days.

Date of Transaction Number of Shares Sold Price Per Share ($) Where and How the
Transaction Was Effected
04/24/2025 3,282 $5.85 Open market
04/24/2025 3,500 $6.80 Open market
04/24/2025 5,000 $5.23 Open market
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 04/27/2023

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" is being amended and restated by this Amendment No. 1 as follows:

There are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: "Item 7. Material to Be Filed as Exhibits" is being amended and restated by this Amendment No. 1 as follows: None.

## Signatures
- Chen Franco-Yehuda: /s/ Chen Franco-Yehuda, Chen Franco-Yehuda (06/09/2025)